SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number 0-23282

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

NMS Communications Corporation 401(k) Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NMS Communications Corporation

100 Crossing Boulevard

Framingham, Massachusetts 01702

NMS Communications Corporation 401(k) Plan

Index of Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firms	3-4

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2004 and 2003	5

Statement of Changes in Assets Available for Benefits, for the year ended December 31, 2004	6

Notes to Financial Statements	7-10

Supplemental Schedule:

Schedule H, Part IV, Line 4i—Form 5500—Schedule of Assets (Held at End of Year)	11

Exhibits:

Exhibit 23.01—Consent of Independent Registered Public Accounting Firm	12

Exhibit 23.02—Consent of Independent Registered Public Accounting Firm	13

Note:

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

NMS Communications Corporation 401(k) Plan

Framingham, Massachusetts

We have audited the accompanying statement of assets available for benefits of the NMS Communications Corporation 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Siegfried & Schieffer, LLC

Wilmington, Delaware
June 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the NMS Communications Corporation 401(k) Plan

In our opinion,  the statement of net assets available for benefits as of December 31, 2003 (appearing on page 5 of the NMS Communications Corporation 401(k) Plan 2004 Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 which has been incorporated by reference in this Form 11-K) presents fairly, in all material respects, the net assets available for benefits of NMS Communications Corporation 401(k) Plan as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, Massachusetts
June 28, 2004

NMS Communications Corporation 401(k) Plan

Statements of Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value (Note 3)	$23,773,574	$22,896,975

Receivables:
Participant contributions	85,332	72,986
Employer contributions	22,357	20,501

Total receivables	107,689	93,487

Assets available for benefits	$23,881,263	$22,990,462

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2004

Additions:
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,280,436
Interest and dividends	11,376

2,291,812

Contributions:
Employer contributions	600,883
Participant contributions	2,264,428

2,865,311

Total additions	5,157,123

Deductions:
Deductions from assets attributed to:
Administrative expenses	65,001
Benefits paid to participants	4,201,321

Total deductions	4,266,322

Net increase	890,801

Assets available for benefits:

Beginning of year	22,990,462

End of year	$23,881,263

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2004

1.              Description of Plan

The following description of the NMS Communications Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the “Plan Agreement” for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time and part-time employees of NMS Communications Corporation (the “Company”).  Regular full-time employees and regular part-time employees regularly scheduled to work 20 or more hours per week are eligible on their hire date. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation including cash bonuses, subject to certain limitations. The Company will match 50 percent of the participant’s contribution up to 6 percent of the participant’s compensation. Company matching contributions are accrued and paid on a bi-weekly basis. The Company may also elect to make additional discretionary contributions; however, it did not do so during 2004 or 2003. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on salary deferral elections, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution and discretionary contribution is based on years of continuous service. A participant is 100 percent vested after three years of continuous service. A participant automatically becomes fully vested upon attainment of normal retirement age, upon disability or death, or upon termination of the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions, in increments of one percent, among the investment options made available under the Plan. Employer matching contributions are allocated according to these same employee contribution selections.

Participant Loans

Participant loans are permitted under the Plan. A participant may apply for a loan of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. New loan interest rates are set at the current prime rate plus 1 percent. Interest rates on outstanding loans ranged from 5.00% to 10.50% at December 31, 2004 and 2003. The loans are secured by the balances in the participant’s accounts.

Payment of Benefits

Upon termination of service due to death, disability, retirement, separation from service or proven hardship, a participant may elect to receive the value of the vested interest in his or her account in the form of an installment or a lump-sum distribution.

Forfeitures

The Company will use all forfeited amounts to reduce future employer contributions..  At December 31, 2004 and 2003 forfeited nonvested accounts totaled $88,911 and $70,042, respectively. Also in 2004, employer contributions were reduced by $44,513 from forfeited nonvested accounts.

2.              Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in pooled separate accounts and mutual funds are valued at their unit value and net asset value, respectively, which represents the value at which units/shares may be purchased or redeemed. Loans to participants are valued at cost plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded as earned, on the accrual basis.

Payment of Benefits

Benefits and withdrawals are recorded when paid.

Expenses

The Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.              Investments

The following table presents the fair value of the Plan’s investments:

	December 31,
Description	2004		2003
NMS Communications Corporation Common Stock	$2,108,491	*	$2,911,922	*
Mass Mutual Aggressive Journey Fund	1,354,410	*	988,051
Mass Mutual Blue Chip Growth Fund	1,228,621	*	1,082,927
Mass Mutual Core Bond Fund	1,849,460	*	1,828,729	*
Mass Mutual Equity Income II Fund	2,366,472	*	1,116,784
Mass Mutual Indexed Equity Fund	2,818,140	*	2,450,453	*
Mass Mutual International Equity Fund	1,475,634	*	3,508,025	*
Mass Mutual Small Cap Growth Fund	2,128,077	*	1,952,996	*
Mass Mutual Moderate Journey Fund	2,199,087	*	1,773,108	*
Participant Loans	236,940		185,004
Other common stock	100,132		14,175
Mutual funds	30,545		14,035
Other pooled separate accounts	5,877,565		5,070,766

Total investments at fair value	$23,773,574		$22,896,975

*                                         Investments that represent 5% or more of the Plan’s assets at the end of the year.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,280,436 as follows:

Pooled separate accounts	$2,199,044
Common stock	80,482
Mutual funds	910

$2,280,436

4.              Tax Status

The Company adopted a Non-Standardized Prototype Plan which received a favorable opinion letter from the Internal Revenue Service dated April 23, 2002, which stated that the Prototype Plan is designed in accordance with applicable sections of the Internal Revenue Code (the Code) as of that date.  Since then, the Plan has been amended.  The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code and therefore, the related trust is exempt from taxation.

5.              Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of a plan termination all amounts credited to a participant’s account will be fully vested and would be paid out to the participant as directed by the Company.

6.              Related Party Transactions

The Plan invests in the common stock of NMS Communications Corporation, the employer, and transactions in this common stock are party-in-interest transactions. During the year ended December 31, 2004, the Plan purchased shares of the common stock having values of $169,352 and sold shares of the common stock having values of $983,192. There were no dividends received from common stock during the year ended December 31, 2004.

Massachusetts Mutual Financial Group (“Mass Mutual”) serves as custodian and administrator of the Plan’s assets. In addition, Investors Bank & Trust serves as a custodian for the NMS Common Stock. Loans to participants qualify as party-in-interest transactions.

For the plan years ended December 31, 2004 and 2003, certain plan investments are units of pooled separate accounts managed by Mass Mutual. Mass Mutual is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Mass Mutual were $65,001 at December 31, 2004.

7.              Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

8.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:

	December 31, 2004	December 31, 2003
Assets available for benefits per the financial statements	$23,881,263	$22,990,462
Less:
Participant contribution receivable	85,332	72,986
Employee contribution receivable	22,357	20,501

Assets available for benefits per Form 5500	$23,773,574	$22,896,975

The following is a reconciliation of the Plan’s assets available for benefits per the financial statements to the Form 5500:

December 31, 2004
Net increase in net assets available for benefits per financial statements	$890,801
Add:
Prior year participant contributions receivable	72,986
Prior year employer contributions receivable	20,501
Less:
Current year participant contributions receivable	85,332
Current year employer contributions receivable	22,357

Net income per Form 5500	$876,599

9.              Other

During the period from January through early May 2002, participants invested in the NMS Common Stock Fund incurred losses in the aggregate amount of approximately $800,000 due to market timing transactions by one of the Plan’s  participants. The Company took certain actions to restore the participants’ accounts that suffered the loss, and implemented certain actions designed to prevent a recurrence. In January 2003, a complaint was filed against the Company, a Company employee who is an administrator for the Plan and Massachusetts Mutual Life Insurance Company in U.S. District Court for District of Massachusetts (Central Division) by Mr. Shiv K. Gupta, whose transactions NMS believes resulted in such losses. This suit was settled by written agreement among the parties on September 1, 2004, without any adverse consequences to the Plan or the Company.

10.       Subsequent Events

Effective June 1, 2005, the Plan will no longer offer the choice to Plan participants to contribute to the NMS Communications Stock Fund. Existing balances in the NMS Communications Stock Fund will not be affected by such change. The Company has communicated to the participants that participants currently invested in such option should make a change prior to May 31, 2005. In the event a change is not made, then effective June 1, 2005 such funds will automatically be applied to the Premier Money Market (Babson Capital) investment option.

NMS Communications Corporation 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Part IV, Item 4i—Form 5500

December 31, 2004

(a) Parties- in- interest to the Plan	(b) Identity of Issue Borrower, Lessor, or Similar Party	(c)Description of Investment Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(d) Shares/ Units	(e) Cost	(f) Current Value
	Pooled Separate Accounts
	Oppenheimer	Oppenheimer Capital Appreciation Fund	5,033	**	$736,212
*	Mass Mutual	Mass Mutual Core Bond Fund	13,184	**	1,849,460
*	Mass Mutual	Mass Mutual Indexed Equity Fund	25,459	**	2,818,140
*	Mass Mutual	Mass Mutual International Equity Fund	10,787	**	1,475,634
*	Mass Mutual	Mass Mutual Aggressive Journey Fund	11,508	**	1,354,410
*	Mass Mutual	Mass Mutual Blue Chip Growth Fund	9,216	**	1,228,621
*	Mass Mutual	Mass Mutual Conservative Journey Fund	3,086	**	401,737
*	Mass Mutual	Mass Mutual Equity Income II Fund	13,698	**	2,366,472
*	Mass Mutual	Mass Mutual Growth Equity Fund	5,312	**	454,022
*	Mass Mutual	Mass Mutual Mid Cap Growth Fund	7,291	**	718,736
*	Mass Mutual	Mass Mutual Money Market Fund	18,807	**	981,707
*	Mass Mutual	Mass Mutual Small Cap Growth Fund	14,150	**	2,128,077
*	Mass Mutual	Mass Mutual Moderate Journey Fund	17,812	**	2,199,087
*	Mass Mutual	Mass Mutual Ultra Aggressive Journey Fund	7,417	**	842,275
*	Mass Mutual	Mass Mutual Focused Value Fund	2,979	**	608,157
*	Mass Mutual	Mass Mutual Small Company Value Fund	5,485	**	816,162
*	Mass Mutual	Mass Mutual Overseas Fund	2,791	**	318,556
	Mutual Funds
	State Street Bank	SSGA Money Market Fund	10,853	**	10,853
	State Street Bank	Dodge & Cox	248	**	19,692
	Common Stock
*		NMS Communications Corporation	706,506	**	2,108,491
		CISCO Systems Inc.	50	**	966
		Dyax Corporation	2,980	**	21,516
		EMC Corporation	1,060	**	15,762
		Lucent Technologies Inc.	3,755	**	14,119
		Nortel Networks Corporation	3,134	**	10,875
		Praecis Pharmaceuticals Inc.	12,500	**	23,750
		Sirius Satellite Radio Inc.	845	**	6,439
		Wyndham International	5,635	**	6,706
*	Participant loans	Interest rates ranging from 5.00%-10.50%	—	**	236,940

					$23,773,574

*                                         Parties-in-interest to the Plan

**                                  Cost omitted for participant-directed investments